
May 25, 2012

Via E-mail
Lloyd C. Hillard, Jr.
President and CEO
Farmers Capital Bank Corporation
202 W. Main St.
Frankfort, KY 40602

Re: **Farmers Capital Bank Corporation**
        Registration Statement on Form S-1/A
        Filed May 17, 2012
        File No. 333-180911

Dear Mr. Hillard:

We have monitored your registration statement and have the following comments. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1. Please advise the staff if any of the underwriters and/or their affiliates or any of the Company's officers and directors intend to bid in the offering. If so, provide the staff with a legal analysis as to why these persons are not "affiliated purchasers" and will be compliant with Rule 102 of Regulation M.

2. Noting your method of allocation in the event the offering is oversold, provide the staff with a legal analysis under the laws of the State of Incorporation, federal securities laws and, the Company's and the preferred shares' governing instruments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jessica Livingston at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel